

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 26, 2018

Via E-mail
Koichi Ishizuka
Chief Executive Officer
Photozou Holdings, Inc.
4-30-4F, Yotsuya,
Shinjuku-ku, Tokyo,
160-0004, Japan

> **Re: Photozou Holdings, Inc.**
> **Form 8-K**
> **Filed June 1, 2018**
> **File No. 000-55806**

Dear Mr. Ishizuka:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Business Information, page 5

1. We note that for the nine months ended February 28, 2018 approximately 85% of the company's revenue was generated from two customers. Please revise to identify those customers and address the company's dependence on those customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations for Photozou Koukoku Co., Ltd., page 7

2. Please revise to address the company's liquidity and cash flows. Specifically address the company's working capital and any internal and external sources of liquidity.

Security Ownership of Certain Beneficial Owners and Management, page 8

3. We note footnote 2 to the beneficial ownership table indicates that Photozou, Co., Ltd. is owned and controlled by Mr. Ishizuka. It appears that Mr. Ishizuka controls the voting and dispositive power over the shares held by Photozou, Co., Ltd. Accordingly, it appears that these shares should be included in Mr. Ishizuka's beneficial ownership calculation. Please revise or advise us as appropriate. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Directors and Executive Officers, page 8

4. Please revise to indicate the principal business conducted by OFF Line Co., Ltd.

Recent Sales of Unregistered Securities, page 10

5. Please include sales of securities within the past three years which were not registered under the Securities Act, or advise. See Item 701 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Thomas DeNunzio
    V Financial Group, LLC